DOUGALL & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)

DECEMBER 31, 2025
<u>PUBLIC</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49806

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025**   AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Dougall & Associates, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8883 Winding Trail

(No. and Street)

St. John	**Indiana**	**46373**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Bluett	**312-663-2670**	cbluett@dougallassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC

(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	**Huntingdon Valley PA**		**19006**
(Address)	(City)	(State)	(Zip Code)

169

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Bluett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dougall & Associates, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Chad Bluett_

Title:
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DOUGALL & ASSOCIATES, INC.

Index

December 31, 2025





2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and
Those Charged With Governance of
Dougall & Associates, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Dougall & Associates, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

This is our initial year as the Company's auditor.
Huntingdon Valley, Pennsylvania
March 28, 2026

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition

As of December 31, 2025

Assets

Cash and cash equivalents	$	30,247
Receivables from broker-dealers		18,734
Other receivables		36,553
Securites owned-at Market Value		308,602
Property & Equipment, at cost (net accumulated depreciation of$ 5,408)		4,859
Total Assets	$	398,995

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	18,386
Total Liabilities		18,386

Stockholder's equity

Common stock	1,000
Retained earnings	379,609
	380,609

Total Liabilities and Stockholder's Equity	$	398,995

See accompanying notes.

DOUGALL & ASSOCIATES, INC.

Notes to Statement of Financial Condition

December 31, 2025

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1. Organization and Business

Dougall & Associates, Inc. (the "Company") is a broker-dealer operating as a floor broker on the NYSE Texas Exchange. The Company engages in proprietary trading activities and brokerage services. The Company incorporated under Illinois law on December 15, 1996. The Company does not carry customer accounts as defined in Rule 15c3-3 of the Securities Act. The Company became a member of the Financial Industry Regulatory Authority (FINRA) on September 22, 2023.

2. Summary of Significant Accounting Policies

<u>Securities Valuation and Revenue Recognition</u>

Securities transactions and related commissions and expenses are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (See Note 9).

<u>Use of Estimates</u>

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Income Taxes</u>

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the stockholders.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2023. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2025.

<u>Fixed Assets</u>

Property and equipment are stated at historical cost and consists of furniture and fixtures, software, and equipment. Furniture, fixtures and equipment are depreciated based upon their useful life, generally five or seven years, and software is amortized over its useful life of five years.

<u>Cash Equivalents</u>

Cash equivalents consist of money market deposits with original maturities of less than three months.

2. **Summary of Significant Accounting Policies, Continued**

Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including trading activities for customers and brokerage services. The Company has identified its President and CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. At December 31, 2025, the Company has included all components of segment revenue and significant expenses on the statement of operations.

3. **Revenue from Contracts with Customers**

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers*. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Trading Revenue. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company executes a trade and marks up the trade to produce a trading profit. Trading income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Floor Brokerage Services. The Company provides brokerage execution services to various customers whereby a customer requests the Company to transact or execute the purchase or sale of specific stocks as instructed by the customer. The Company invoices these customers typically monthly for the various services in which the Company has purchased and sold pursuant to the customer requests. The Company believes that the performance obligation is met on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company.

The Company had brokerage receivable arising from these floor brokerage services of $18,734 at December 31, 2025.

DOUGALL & ASSOCIATES, INC.

Notes to Statement of Financial Condition, Continued

December 31, 2025

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4. **Clearing Agreement**

The Company has a clearing agreement with Axos Clearing LLC who provides execution and clearing services for the Company in accordance with orders placed by the Company's traders. At December 31, 2025, the Company had a cash balance of $970 plus a US Treasury Bill with a market value of $308,603 pledged as collateral for the clearing agreement.

5. **Credit Concentration**

At December 31, 2025, a significant credit concentration consisted of $18,734 representing the fair value of the Company's account carried by its clearing broker, Axos Clearing LLC which included cash balances of $970 and a receivable of $17,764. Management does not consider any credit risk associated with this receivable to be significant.

6. **Receivables from Broker-Dealers**

Receivables from broker-dealers include cash balances due the Company, and the net amount receivable or payable for securities transactions pending settlement. The Company's broker provides execution, clearing and depository services for the Company's securities trading activities.

7. **Off-Balance Sheet Risk**

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent that any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

From time to time, the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Statement of Financial Condition.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2025, the Company had net capital and net capital requirements of $375,749 and $100,000, respectively.

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9. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

9. **Fair Value Disclosure, Continued**

Investments in equities listed on an exchange and which are freely transferable are valued at their last sale price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

At December 31, 2025, the Company's level 1 investments were as follows:

309,000 U S Treasury Bill due January 15, 2026 $ 308,602

The Company had no level 2 or level 3 investments at December 31, 2025.

10. **Occupancy**

The Financial Accounting Standards Board ("FASB") issued *ASU 2016-02, Leases*, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition.

The Company is not a party to any lease agreements that extend beyond 12 months, and as such, is not subject to the reporting requirements of ASU 2016-2. No rent expense was recorded during the year ended December 31, 2025.

11. **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2025

DOUGALL & ASSOCIATES, INC.

Notes to Statement of Financial Condition, Continued

December 31, 2025

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12. Employee Benefit Plans

The Company has implemented a 401k-type profit sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are at least 21 years of age. Generally, employees can defer up to 15% of their gross salary into the plan subject to prescribed limits.

In addition, the Company adopted a noncontributory profit-sharing plan. The plan covers all employees who are 21 years of age, employed on the last day of the plan year, who completed 1,000 hours or more of service.

There were no profit-sharing contributions made for the year ended December 31, 2025.

13. Principal Transaction Revenues

During 2025, the Company's principal transaction revenues consisted of trading gains (including realized and unrealized) totaling $447,839.

14. Subsequent Events

The Company's management has evaluated events and transactions through March 27, 2026, the date the financial statements were available to be issued.